

June 5, 2013

<u>Via E-mail</u>
Thomas M. O'Flynn
Chief Financial Officer and
Executive Vice President
AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203

      Re: AES Corporation
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed February 27, 2013
              File No. 1-12291

Dear Mr. O'Flynn:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ William H. Thompson

              William H. Thompson
              Accounting Branch Chief